
22003620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-66595 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III



## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/21 AND ENDING 12/31/21

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hudson Capital Advisors BD LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wilshire Boulevard, Suite 700
(No. and Street)

| Santa Monica | CA | 90401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Bruce Raben | 310 691-8761 | braben@hudsoncap.net |
|---|---|---|
| (Name) | (Area Code – Telephone Number | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
DylanFloyd Accounting & Consulting

(Name – if individual, state last, first, and middle name)
Albert Garcia

| (Address) | (City) | (State) | (Zip Code) |
|---|---|---|---|
| 20909 Judah Lane | Newhall | CA | 91312 |

(Date of Registration with PCAOB)(if applicable) 3/1/2016

(PCAOB Registration Number, if applicable) 6235

## OATH OR AFFIRMATION

I, Bruce Raben____________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hudson Capital Advisors BD LLC____________ ______________________________________, as of December 31, 2021_______________________, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: President/CEO

____________________

Please See Attached Form For Notary

____________________

Upeksha Thennakoon Mudiyanselage

**Notary Public** Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 16th day of February,

2022 by Bruce Raben,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)


UPEKSHA THENNAKOON MUDIYANSELAGE
Notary Public - California
Los Angeles County
Commission # 2307839
My Comm. Expires Nov 1, 2023

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports form X-17A-5
(Title or description of attached document)

- Part III / Oath Or Affirmation
(Title or description of attached document continued)

Number of Pages 03 Document Date -

Additional information

## INSTRUCTIONS

*The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

**Hudson Capital Advisors BD, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2021**


CPA

DylanFloyd Accounting & Consulting

**Report of Independent Registered Public Accounting Firm**

**To the Board of Directors and Members**
**Hudson Capital Advisors BD, LLC**

**Opinion on the Financial Statements**

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America. I also have audited the adjustments described in Note 12 that were applied to the 2021 financial statements to correct an error. In my opinion, such adjustments are appropriate and have been properly applied. I am not engaged to audit, review, or apply any procedures to the 2020 financial statements of the Company other than with respect to the adjustments and, accordingly, I do not express an opinion or any other form of assurance on the 2020 financial statements taken as a whole.

**Basis for Opinion**

These financial statements are the responsibility of Hudson Capital Advisors BD, LLC Our responsibility is to express an opinion on Hudson Capital Advisors BD, LLC financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hudson Capital Advisors BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted our audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**

The supplemental information consists of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
March 10, 2022

I have served as the Company's auditor since 2022.

# Hudson Capital Advisors BD, LLC
## Statement of Financial Condition
## December 31, 2021

| **Assets** | |
|---|---|
| Cash and equivalent | $ 1,519,994 |
| Other receivable | 1,034,002 |
| Equipment (net of accumulated depreciation, $8,150) | - |
| **Total Assets** | 2,553,996 |

| **Liabilities and Member's Equity** | |
|---|---|
| Liabilities | |
| Accrued expenses | 47,024 |
| Commissions payable | 146,044 |
| SBA Loan | 97,207 |
| **Total Liabilities** | 290,275 |
| Member's Equity | |
| Retained earnings | 2,263,721 |
| **Total Liabilities and Member's Equity** | $ 2,553,996 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Income**
**For the Year Ended December 31, 2021**

| | |
|---|---|
| **Revenue** | |
| Fees income | $ 16,741,093 |
| Consulting Income | 50,000 |
| Total Revenue | 16,791,093 |
| **Expenses** | |
| Commission expense | 15,189,902 |
| Office and administrative fees | 11,866 |
| Professional fees | 50,630 |
| Regulatory fees | 13,743 |
| All other expenses | 38,267 |
| Total Expenses | 15,304,408 |
| **Income Before Tax Provision** | 1,486,685 |
| Income Tax Provision | 12,590 |
| **Net Income** | $ 1,474,095 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2021**

| | |
|---|---|
| Balance, December 31, 2020 | $ 175,973 |
| Prior Year Income | 603,166 |
| Capital Contribution | 10,487 |
| Net Income | 1,474,095 |
| Balance, December 31, 2021 | $ 2,263,721 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2021**

| | |
|---|---|
| Investments received in lieu of cash | $ 125,000 |
| Investments paid in commissions in lieue of cash | (125,000) |
| | |
| Cash Flows from Operating Activities: | |
| Net income | 1,474,095 |
| Piror year income | 603,166 |
| Capital contribution non cash | 10,487 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | - |
| Other receivable | (1,033,572) |
| Accrued expenses | 33,388 |
| Commissions payable | 146,044 |
| | |
| Net cash provided by operating activities | 1,233,608 |
| | |
| Cash Flows from Financing Activities: | - |
| | |
| Cash Flows for Investing Activities: | - |
| | |
| Net increase in cash | 1,233,608 |
| | |
| Cash - beginning of the year | 286,386 |
| | |
| Cash - end of the year | $ 1,519,994 |
| | |
| Supplemental Cash Flow Information | |
| Cash paid for interest | $ - |
| Cash paid for income tax | $ 8,601 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Notes to Financial Statements**
**December 31, 2021**

## Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent. Subsequently BIR, LLC was eliminated and the member of the Former Parent, which owned 100% of BIR, LLC, currently owns directly 100% of Hudson Capital Advisors, LLC.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

## Note 2 – Significant Accounting Policies

### Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Financial Advisor and Agent – banking, mergers & acquisitions

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 – Significant Accounting Policies (continued)**

**Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers**

On January 1, 2019, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results of reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2021, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

**Revenue recognition** – Revenues are recognized when control of the promised services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Transaction (placement) fees are recognized upon the successful execution of the Contract. Management Fees are recognized as per the payment schedule established by the agreement with the client.

**Fees Earned (Investment Banking Fees; M&A Advisory)** includes the following:

**Fees Income** – Placement fee income is earned from providing private placement. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Management Fees are recognized as per the payment schedule established in the agreement with the client.

**Consulting Income** – Advisory fee and consulting fees.

**Hudson Capital Advisors BD, LLC**
**Notes to Financial Statements**
**December 31, 2021**

**Note 2 – Significant Accounting Policies (continued)**

**Leases** – in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital

**Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. In addition, California imposes an LLC tax, for the year ending December 31, 2021, the LLC tax is $11,790. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

**Depreciation**

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Note 3 – Fair Value**

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

**Note 4 – Investments**

During the year, the Company invested in client's fund. This investment was recognized as fees income and the investment transfer the same day to registered representatives and recognized as commission expense. No gains or losses were incurred in this transaction.

**Note 5 – Related Party Transactions**

During the year ended December 31, 2021, an affiliated company provided administrative services to the Company for a total of $6,000 based on the expense sharing agreement. The Company also shares office space with this affiliated company.

**Note 6 – Concentration of Risk**

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

**Note 7 – Commitments, contingencies or guarantees.**

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2021.

**Note 8 – Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2021, the Company had net capital of $1,266.761 which was $1,249,878 in excess of its required net capital of $16,883. The Company's net capital ratio was .20 to 1.

**Note 9 – Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

**Hudson Capital Advisors BD, LLC**
**Notes to Financial Statements**
**December 31, 2021**

**Note 10 – Exemption from the SEC Rule 15c3-3**

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

**Note 11 – Leases**

The Company shares office space with an affiliated company (see Note 4) which is on a month to month basis. Rent expense is included in the shared expenses.

**Note 12 – Prior Year Adjustment**

Management discovered at the end of 2021 that certain revenue was generated from Transaction fees instead of management fees. Transaction (placement) fees are recognized upon the successful execution of the Contract whereas Management Fees are recognized as per the payment schedule established by the agreement with the client. Therefore a prior year adjustment of $603,166 was reported as Prior Year Income to Member's Equity and reported as Accounts Receivable on the Balance Sheet. Since Accounts Receivable is a non-allowable asset, there is no change in the Company's Net Capital computation for the year ended December 31, 2021.

**Note 13 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 to March 10, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Hudson Capital Advisors BD, LLC**
**Schedule I - Computation of Net Capital Requirement**
**Pursuant to Rule 15c3-1**
**December 31, 2021**

| | |
|---|---|
| Computation of Net Capital | |
| Total ownership equity from statement of financial condition | $ 2,263,721 |
| Less - non allowable assets: | (1,034,002) |
| Allowable credits/PPP Loan | 37,042 |
| Net Capital | $ 1,266,761 |
| Computation of Net Capital Requirements | |
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | $ 16,883 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| Excess Capital | $ 1,249,878 |
| **Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)** | $ 1,241,438 |
| Computation of Aggregate Indebtedness | |
| Total liabilities | $ 290,275 |
| Less: PPP loan to be forgiven | (37,042) |
| Total liabilities for net capital computation | $ 253,233 |
| Aggregate indebtedness to net capital | 0.20 |

**Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2021)**

There are no material differences noted in the Company's net capital computation at December 31, 2021

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Schedule II – Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3 (e)**
**As of December 31, 2021**

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

**Hudson Capital Advisors BD, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3 (b)**
**As of December 31, 2021**

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule



DylanFloyd Accounting & Consulting

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Exemption Report Review—No Exceptions to Exemption Provisions**

**To the Board of Directors and Members**
**Hudson Capital Advisors BD, LLC**

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hudson Capital Advisors BD, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits It's business activities to private placements of securities and advisor – banking, mergers & acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that moneyor other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Hudson Capital Advisors BD, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
March 10, 2022

I have served as the Company's auditor since 2022.

**Hudson Capital Advisors BD, LLC**
**100 Wilshire Blvd, Suite 700**
**Santa Monica, CA 90401**

January 12, 2022

**Hudson Capital Advisors BD, LLC Exemption Report**

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The firm does not claim an exemption under paragraph (k) of Rule 15c3-3. It's business activities are private placements of securities and advisor - banking, mergers & acquisitions. During the year ended December 31, 2021, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers: (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.



Bruce Raben
President, CEO, CCO





**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

**To the Board of Directors and Shareholders**
**Hudson Capital Advisors BD, LLC**

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hudson Capital Advisors BD, LLC and the SIPC, solely to assist you and SIPC in evaluating Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Hudson Capital Advisors BD, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Hudson Capital Advisors BD, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*DylanFloyd Accounting & Consulting*
Newhall, California
March 10, 2022

I have served as the Company's auditor since 2022.